[CHAPMAN AND CUTLER LETTERHEAD]

October 28, 2014

Deborah O’Neal-Johnson

Senior Counsel
Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Elkhorn Unit Trust, Series 1

File Nos. 333-198204; 811- 22925

Dear Ms. O’Neal-Johnson:

This letter is in response to your comment letter dated September 11, 2014, regarding the registration statement for Elkhorn Unit Trust, Series 1 (the “Fund”), filed on Form S-6 with the Securities and Exchange Commission on August 15, 2014, with the Securities and Exchange Commission (the “SEC”), which are applicable to each of the following unit investment trusts: Elkhorn CAP-X Achievers Portfolio (the “CAP-X Achievers Trust”), Elkhorn Foundation Pure Water Portfolio (the “Pure Water Trust”) and Elkhorn Sector Neutral Portfolio of DWA ETFs (the “Sector Neutral Trust”).

Prospectus Overview

1.	The second sentence in the second paragraph of this section mentions “sales charge.” However, throughout the registration statement, the terms “sales charge” and “sales fee” are used interchangeably, which may be confusing to investors. Replace “sales charge” with “sales fee” in the document.
Response: The disclosure has been revised to use the term “sales charge” in the Prospectus.

Principal Investment Strategy

2.	In the section captioned, Portfolio Selection Strategy for the CAP-X Achievers Trust, the disclosure states, “To select the portfolio, the Sponsor begins with the [NASDAQ CAP-X Index], which is an index comprised of U.S. exchange-listed equities.” NASDAQ CAP-X Index does not appear to exist. In your comment response letter, please describe the index, including the inception date. We may have further comments.
Response: Elkhorn Securities, LLC is currently negotiating the development of the NASDAQ US Capex Achievers® Index with The NASDAQ OMX Group, Inc. The index will be finalized prior to deposit.
3.	In the same section, disclose if appropriate, that the CAP-X Achievers Trust may include the common stocks of companies located in emerging markets.

Response: The CAP-X Achievers Trust will not invest in securities of issuers located in emerging markets.
4.	In the Principal Investment Strategy section for the Pure Water Trust, the disclosure defines pure water companies as, “companies that derive more than 50% of their net revenues in the global water industry.” It further states that, “The Trust will be required, under normal circumstances, to invest at least 80% of its net assets in securities of water companies, as defined above.” However, in the Portfolio Selection Strategy section, the disclosure states, “The portfolio primarily [emphasis added] consists of securities of companies that devote a portion [emphasis added] of their operations to, or derive a material portion [emphasis added] of their revenues from, one of the following categories within the global water industry[.]” Please reconcile the disclosure.
Response: The disclosure has been revised in response to your comment.
5.	The Sector Neutral Trust states that, “The Trust seeks to achieve its objective by selecting certain Invesco PowerShares DWA sector-based momentum exchange-traded funds (“ETFs”) and weighting them equal to the sector weightings of the S&P 500 Index.” Please inform the staff whether the Trust received exemptive relief from Sections 12(d)(1)(A), (B) and (C) in connection with the purchase of ETFs.

Response: The Fund received exemptive relief from Sections 12(d)(1)(A), (B) and (C) of the Investment Company Act of 1940 in connection with the purchase of ETFs. Please see File Number 812-14261.
6.	Disclose the market capitalization of common stocks that will be held by each unit investment trust of the Fund.
Response: The Funds will hold assets of companies with various market capitalizations. The Funds will disclose the market capitalization breakdown for each Fund based upon the final portfolios of the Funds.

Portfolio Diversification

7.	In your comment response letter, include the sector, market capitalization, and country allocations. We may have further comments.
Response: The final portfolios for the Funds have not been selected. The disclosure will be updated on the day of deposit to reflect the sector, market capitalization and country allocations of each Fund.

Principal Risks

8.	Please provide a risk specific to the Fund, i.e., the possibility that the common stocks selected using the model may perform poorly.
Response: The disclosure has been revised in response to your comment.
9.	Also, if the Fund may hold foreign securities, including securities of emerging markets issuers, provide the corresponding risk disclosure. For each unit investment trust that invests in securities of emerging market issuers, disclose how the Fund defines emerging markets.
Response: The disclosure has been revised in response to your comment.

Fee Table

10.	Footnote 3 to the fee table states “the C&D Fee is fixed at $0.05 per unit and is paid to the Sponsor at the close of the initial offering period.” Disclose whether shareholders who subscribe after the end of the initial offering period will have to pay the creation and development fee.

Response: The sponsor will not sell units of the Funds after the primary offering period.

How to Buy Units

11.	In the section captioned “Exchange or Rollover Option,” you state, “If you are buying units of your Trust in the primary market with redemption or termination proceeds from any other Elkhorn unit trust, you may purchase units at 99% of the maximum Public Offering Price, which may include an upfront sales fee and a deferred sales fee.” Confirm to the staff that no units will be sold below net asset value.
Response: The sponsor will not sell units of the Funds below net asset value.
12.	The following sentence states, “You may also buy units with this [emphasis added] reduced sales fee….” Despite the disclosure regarding units sold at 99% of the maximum Public Offering Price, the preceding sentence does not explain a reduced sales fee. Broaden the disclosure to fully discuss the sales fee and how it may be reduced and under what circumstances.
Response: To avoid any confusion, the phrase “, which may include an up-front sales fee and a deferred sales fee” has been removed and the language has been clarified regarding how investors may qualify for reduced sales charges.
13.	The disclosure under the heading “Employees” states, “We do not charge the portion of the transactional sales fee that we would normally pay to your financial professional” and that “[y]ou pay only the portion of the fee that the Sponsor retains.” Disclose how an employee can determine what portion of the transactional sales fee would normally be paid to the financial professional and what portion of the fee the Sponsor retains.

Response: The following sentence has been added in response to this comment: “Please see ‘Distribution of Units’ for more information about the portion of the sales charge that is paid to distribution firms.”

14.	The following two sentences appear under the heading “Dividend Reinvestment Plan.” “We do not charge any transactional sales fee when you reinvest distributions from your Trust into additional units of the Trust. Since the deferred sales fee is a fixed dollar amount per unit, your Trust must charge the deferred sales fee per unit regardless of this discount.” As disclosed on page 33, the transactional sales fee includes both the initial sales fee and the deferred sales fee. Since the Trust must charge the deferred sales fee, and that deferred sales fee is part of transactional sales fee, explain how the statement that “We do not charge any transactional sales fee” is accurate.

Response: The statement is accurate because the third sentence in the paragraph explains that the investor will be credited with “additional units with a dollar value sufficient to cover the amount of any remaining deferred sales charge that will be collected on such units at the time of reinvestment.” Because the units that are purchased through reinvestment must still pay any remaining deferred sales charge, the sponsor compensates investors with additional units to negate any payment that will be necessary upon collection of the deferred sales fee.

How to Sell Your Units

15.	The disclosure in the “Selling Units” section discusses “redemption price.” However, the definition of redemption price is not provided until the next page, in the section captioned “Redeeming Units.” Revise the disclosure to provide investors with the definition of “redemption price” the first time that the term is used.
Response: The disclosure has been revised in response to your comment.

Expenses

16.	The second sentence of the second paragraph states “[t]his ‘creation and development fee’ is a charge of $0.00 per unit.” This is inconsistent with the Fee Table which states the C&D Fee is $0.05 per unit. Resolve the inconsistency.
Response: The disclosure has been revised in response to your comment.

        We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

Sincerely,

By:	/s/ Morrison C. Warren
Morrison C. Warren